U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING


                                                 SEC File Number: 0-2670
                                                 Cusip Number:
                    (Check One):

         [  ] Form 10-K and Form 10-KSB     [  ] Form 20-F
         [  ] Form 11-K                     [XX] Form 10-Q and Form 10-QSB
         [  ] Form N-SAR

              For Period Ended: March 31, 1998

              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:_________________

         Read attached Instruction Sheet Before Preparing Form.
         Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         ___________________________________

         Part I - Registrant Information

         60 East 42nd St. Associates
         Full Name of Registrant

         _____________________________
         (Former Name if Applicable)

         60 East 42nd Street
         Address of Principal Executive Office
         (Street and Number)

         New York, New York 10165
         City, State and Zip Code

         Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
             [ effort or expense;
             [
             [ (b) The subject annual report, semi-annual report, [ transition report on Form 10-K, Form 20-F, 11-K or Form
             [ N-SAR, or portion thereof will be filed on or before the
         [ ] [ fifteenth calendar day following the prescribed due date; or
             [ the subject quarterly report or transition report on Form
             [ 10-Q, or portion thereof will be filed on or before the [ fifth calendar day following the prescribed due date; and [
             [ (c) The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

         Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


              We are awaiting certain financial information regarding the Registrant.

         Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                 Mark Labell                 (212) 850-2677
                   (Name)              (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [XX] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal






              year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [  ] Yes  [XX] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             60 East 42nd St. Associates
                    (Name of Registrant as specified in charter)


         has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998 and May 14, 1998 and attached hereto as Exhibit 1.

         Date: May 14, 1998


                                  60 EAST 42ND ST. ASSOCIATES
                                       (Registrant)

                                  By /s/Stanley Katzman
                                        Stanley Katzman,
                                         Attorney-in-Fact

























                                                      EXHIBIT 1


                           60 EAST 42ND STREET ASSOCIATES

                                   FILE NO. 0-2670

                                  POWER OF ATTORNEY



                   We, the undersigned general partners of 60 East 42nd

         Street Associates ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them,

         individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the

         Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.

              Signature              Title                    Date


         /s/Anthony E. Malkin
            Anthony E. Malkin        General Partner      March 18, 1998

         /s/Scott D. Malkin
            Scott D. Malkin          General Partner      March 20, 1998

         /s/Peter L. Malkin
            Peter L. Malkin          General Partner      March 18, 1998

         /s/Richard A. Shapiro
            Richard A. Shapiro       General Partner      March 18, 1998

         /s/Thomas N. Keltner, Jr.
            Thomas N. Keltner, Jr.   General Partner      March 18, 1998

         /s/Mark Labell
            Mark Labell              General Partner      May 14, 1998

         /s/Jack Feirman
            Jack Feirman             General Partner      May 14, 1998




         STATE OF NEW YORK   )
                             : ss.:
         COUNTY OF NEW YORK  )


                   On the 18th day of March, 1998 before me personally came

         ANTHONY E. MALKIN, PETER L. MALKIN, RICHARD A. SHAPIRO, and THOMAS

         N. KELTNER, JR., to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.


                                         /s/Notary Public
                                            NOTARY PUBLIC







































         STATE OF UK OF GREAT BRITAIN)
                                     : ss.:
         CITY OF LONDON, ENGLAND     )


                   On the 20th day of March, 1998 before me personally came

         SCOTT D. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.



                                  /s/Notary Public
                                     NOTARY PUBLIC
                                     of London, England







































         STATE OF NEW YORK   )
                             : ss.:
         COUNTY OF NEW YORK  )


                   On the 14th day of May, 1998 before me personally came

         JACK FEIRMAN and MARK LABELL, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.


                                       /s/Notary Public
                                          NOTARY PUBLIC



































                                         -7-